# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoinShares PLC, CIK 0002087587
CUSIP: G670AQ104
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Jersey (Y9), JE2 4UA
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001887106

## Reporting persons
- Howard Alan E: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 14,431,011; shared voting power 0; sole dispositive power 14,431,011; shared dispositive power 0; aggregate amount beneficially owned 14,431,011 (10.9% of the class)

## Item 1. Issuer
Name of issuer: CoinShares PLC
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Jersey, JE2 4UA

## Item 2. Person Filing
Name of person filing: Alan E. Howard (the "Reporting Person")
Address of principal business office or, if none, residence: Rue du Rhone 7, 1204 Geneva, Switzerland
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person may be deemed the beneficial owner of 14,431,011 Ordinary Shares. This amount includes (i) 12,063,261 Ordinary Shares held directly by the Reporting Person and (ii) 2,367,750 Ordinary Shares held by Brevan Howard Nominee Services Limited on behalf of, and as nominee of, the Reporting Person. The Reporting Person may be deemed to beneficially own the Ordinary Shares held by Brevan Howard Nominee Services Limited on behalf of, and as nominee of, the Reporting Person.
Percent of class: As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 10.9% of the Ordinary Shares outstanding. The percentage set forth herein is calculated based on 132,257,329 Ordinary Shares outstanding as of March 31, 2026, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026.
Sole power to vote or to direct the vote: 14,431,011
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,431,011
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Howard Alan E: /s/ Alan E. Howard, Alan E. Howard (04/14/2026)